UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Rua Amador Bueno, 474
São Paulo, SP 04752-005
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

CONSOLIDATED FORM
Managers and Related Persons’ Negotiation – Article 11 –CVM Instruction # 358/2002

On October 31, 2009 only the following transactions involving securities and derivatives were carried out, pursuant to Article 11 – CVM Instruction # 358/2002. (1)

Company Name: Banco Santander (Brasil) S.A.
Group and Related Persons	( X ) Board of Directors		( ) Executive Officers	( ) Audit Committee		( ) Technical or Advisory Boards
Opening Balance
Security/ Derivative	Securities Description (2)				Quantity	% of participation
						Same Type/ Class	Total
Shares	commom shares				224
Shares	preferred shares				199
Activity in the month – describe each purchase or sale operation carried out in the month (day, quantity, price and amount)
Security/ Derivative	Securities Description (2)	Brokerage House	Operation	Day	Quantity	Price	Amount (R$) (3)
Shares	commom shares				9.018
Shares	preferred shares				7.837
Shares	UNIT’s				12.765

Closing Balance
Security/ Derivative	Securities Description (2)				Quantity	% of participation
						Same Type/ Class	Total
Shares	commom shares				9.242
Shares	preferred shares				8.036
Shares	UNIT’S				12.765

Company Name: Banco Santander (Brasil) S.A.
Group and Related Persons	( ) Board of Directors		(X ) Executive Officers	( ) Audit Committee		( ) Technical or Advisory Boards
Opening Balance
Securities / Derivatives	Securities Description (2)				Quantity	% of participation
						Same Type/ Class	Total
Shares	commom shares				207.437
Shares	preferred shares				181.159

Activity in the month – describe each purchase or sale operation carried out in the month (day, quantity, price and amount)
Securities / Derivatives	Securities Description (2)	Brokerage House	Operation	Day	Quantity	Price	Price Amount (R$) (3)
Shares	commom shares				1.000

Shares	preferred shares	1.759
Shares	UNIT’S	57.227

Closing Balance
Securities / Derivatives	Securities Description (2)	Quantity	% of participation
			Same Type/ Class	Total
Shares	commom shares	208.437
Shares	preferred shares	182.918
Shares	UNIT’S	57.227

Company Name: Banco Santander (Brasil) S.A.
Group and Related Persons	( ) Board of Directors ( X ) Controlling Shareholder		( ) Executive Officers	( ) Audit Committee		( ) Technical or Advisory Boards
Opening Balance
Securities / Derivatives	Securities Description (2)				Quantity	% of participation
						Same Type/ Class	Total
Shares	commom shares				174.494.308.701	96,22%	96,22%
Shares	preferred shares				150.024.316.243	95,10%	95,10%

Activity in the month – describe each purchase or sale operation carried out in the month (day, quantity, price and amount)
Securities / Derivatives	Securities Description (2)	Brokerage House	Operation	Day	Quantity	Price	Price Amount (R$) (3)

Closing Balance
Securities / Derivatives	Securities Description (2)				Quantity	% of participation
						Same Type/ Class	Total
Shares	commom shares				175.114.392.347	96,22%	96,22%
Shares	preferred shares				150.400.152.665	95,10%	95,10%

(1)	When filling the form, delete the rows that do not contain any information.
(2)	Issue/series, convertible, common, terms, warrants, type/class, etc.
(3)	Quantity times price.

Note:	Those consolidated data must provide information by group – Members of the Board of Directors, Members of the Executive Officers (that have not been included in the Board of Directors Group), etc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 12, 2009

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antonio Martins de Araújo Filho
Marco Antonio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Director and Executive Vice President